SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Sunstone Hotel Investors, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

867892101

(CUSIP Number)

Sunstone Hotel Investors, L.L.C.

903 Calle Amanecer, Suite 100

San Clemente, California 92673

Attn: Jon D. Kline

(949) 369-4000

with a copy to:

Steven B. Stokdyk, Esq.

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2004

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Sunstone Hotel Investors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 4,516,702 (1)(2) 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 4,516,702 (1)(2) 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,516,702 (1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14.	TYPE OF REPORTING PERSON OO
(1)	Power is exercised through Westbrook Real Estate Partners, L.L.C., which is the managing member of Westbrook Sunstone Investors, LLC, which is the managing member of Westbrook SHP, L.L.C., which is a member of Sunstone Hotel Investors, L.L.C. Westbrook Real Estate Partners, LLC is also the managing member of Westbrook Real Estate Partners Management III, LLC, which is the general partner of each of Westbrook Real Estate Fund III, L.P. and Westbrook Real Estate Co-Investment Partnership III, L.P., which together with Westbrook SHP, LLC have the power to appoint three-fourths of the members of the executive committee of Sunstone Hotel Investors, L.L.C.
(2)	Sunstone Hotel Investors, L.L.C. is a holder of 1,671,985 membership units of Sunstone Hotel Partnership, LLC. Holders of units are entitled to present them for redemption for a cash amount equal to the then-fair market value of an equal number of shares of Sunstone Hotel Investors, Inc. or, in Sunstone Hotel Investors, Inc.’s sole discretion, an equal number of shares of Common Stock. Units are immediately eligible to be presented for redemption or become eligible at various times through October 22, 2005.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON WB Hotel Investors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 889,469 (1)(2) 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 889,469 (1)(2) 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 889,469 (1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14.	TYPE OF REPORTING PERSON OO
(1)	Power is exercised through Westbrook Real Estate Partners, L.L.C., which is the managing member of Westbrook Real Estate Partners Management III, LLC, which is the general partner of Westbrook Real Estate Fund III, L.P. and Westbrook Real Estate Co-Investment Partnership III, L.P., which together have the power to appoint a majority of the members of the executive committee of WB Hotel Investors, LLC.
(2)	WB Hotel Investors, LLC is a holder of 330,409 membership units of Sunstone Hotel Partnership, LLC. Holders of units are entitled to present them for redemption for a cash amount equal to the then-fair market value of an equal number of shares of Sunstone Hotel Investors, Inc. or, in Sunstone Hotel Investors, Inc.’s sole discretion, an equal number of shares of Common Stock. Units are immediately eligible to be presented for redemption or become eligible at various times through October 22, 2005.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Sunstone/WB Hotel Investors IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 4,584,761 (1)(2) 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 4,584,761 (1)(2) 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,584,761 (1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON OO
(1)	Power is exercised through Westbrook Real Estate Partners, L.L.C., which is the managing member of Westbrook Real Estate Partners Management IV, LLC, which is the general partner of each of Westbrook Real Estate Fund IV, L.P. and Westbrook Real Estate Co-Investment Partnership IV, L.P., which together have the power to appoint a majority of the members of the executive committee of Sunstone/WB Hotel Investors IV, LLC.
(2)	Sunstone/WB Hotel Investors IV, LLC is a holder of 1,257,439 membership units of Sunstone Hotel Partnership, LLC. Holders of units are entitled to present them for redemption for a cash amount equal to the then-fair market value of an equal number of shares of Sunstone Hotel Investors, Inc. or, in Sunstone Hotel Investors, Inc.’s sole discretion, an equal number of shares of Common Stock. Units are immediately eligible to be presented for redemption or become eligible at various times through October 22, 2005.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Sunstone/WB Manhattan Beach, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 0 (1)(2) 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 0 (1)(2) 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO
(1)	Power is exercised through Westbrook Real Estate Partners, L.L.C., which is the managing member of Westbrook Real Estate Partners Management IV, LLC, which is the general partner of each of Westbrook Real Estate Fund IV, L.P. and Westbrook Real Estate Co-Investment Partnership IV, L.P., which together have the power to appoint a majority of the members of the executive committee of Sunstone/WB Hotel Investors IV, LLC. Sunstone/WB Hotel Investors IV, LLC has the power to appoint a majority of the members of the executive committee of Sunstone/WB Manhattan Beach, LLC.
(2)	Sunstone/WB Manhattan Beach, LLC is a holder of 439,739 membership units of Sunstone Hotel Partnership, LLC. Holders of units are entitled to present them for redemption for a cash amount equal to the then-fair market value of an equal number of shares of Sunstone Hotel Investors, Inc. or, in Sunstone Hotel Investors, Inc.’s sole discretion, an equal number of shares of Common Stock. Units are immediately eligible to be presented for redemption or become eligible at various times through October 22, 2005.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Real Estate Partners, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER 9,990,932(1) 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER 9,990,932(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,990,932(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14.	TYPE OF REPORTING PERSON OO
(1)	Westbrook Real Estate Partners, L.L.C. beneficially holds 3,699,572 membership units of Sunstone Hotel Partnership, LLC.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Sunstone Investors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 9,990,932(1)	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO
(1)	Also excludes 3,699,572 membership units of Sunstone Hotel Partnership, LLC.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook SHP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 9,990,932(1)	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO
(1)	Also excludes 3,699,572 membership units of Sunstone Hotel Partnership, LLC.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Real Estate Partners Management III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 9,990,932(1)	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO
(1)	Also excludes 3,699,572 membership units of Sunstone Hotel Partnership, LLC.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Real Estate Fund III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 9,990,932(1)	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN
(1)	Also excludes 3,699,572 membership units of Sunstone Hotel Partnership, LLC.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Real Estate Co-Investment Partnership III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 9,990,932(1)	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN
(1)	Also excludes 3,699,572 membership units of Sunstone Hotel Partnership, LLC.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Real Estate Partners Management IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 9,990,932(1)	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO
(1)	Also excludes 3,699,572 membership units of Sunstone Hotel Partnership, LLC.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Real Estate Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 9,990,932(1)	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN
(1)	Also excludes 3,699,572 membership units of Sunstone Hotel Partnership, LLC.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Real Estate Co-Investment Partnership IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 9,990,932(1)	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN
(1)	Also excludes 3,699,572 membership units of Sunstone Hotel Partnership, LLC.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Paul D. Kazilionis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 9,990,932(1)	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN
(1)	Also excludes 3,699,572 membership units of Sunstone Hotel Partnership, LLC.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Jonathan H. Paul
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 9,990,932(1)	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN
(1)	Also excludes 3,699,572 membership units of Sunstone Hotel Partnership, LLC.

ITEM 1. Security and Issuer

This Amendment No. 1 to Schedule 13D on the Common Stock of Sunstone Hotel Investors, Inc. (“Sunstone”) is being filed on behalf of the undersigned to amend the Schedule 13D filed on November 5, 2004. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

ITEM 2. Identity and Background.

Item 2 is hereby amended in its entirety as follows:

(a) This Schedule 13D is being filed jointly by (i) Sunstone Hotel Investors, L.L.C., a Delaware limited liability company (“SHI”), (ii) WB Hotel Investors, LLC, a Delaware limited liability company (“WBHI”), (iii) Sunstone/WB Hotel Investors IV, LLC, a Delaware limited liability company (“SWBHI IV”), (iv) Sunstone/WB Manhattan Beach, LLC, a Delaware limited liability company (“SWBMB”), (v) Westbrook Real Estate Partners, L.L.C., a Delaware limited liability company (“WREP”), (vi) Westbrook Sunstone Investors, LLC, a Delaware limited liability company (“WSI”), (vii) Westbrook SHP, LLC, a Delaware limited liability company (“WSHP”), (viii) Westbrook Real Estate Partners Management III, LLC, a Delaware limited liability company (“WREPM III”), (ix) Westbrook Real Estate Fund III, L.P., a Delaware limited partnership (“WREF III”), (x) Westbrook Real Estate Co-Investment Partnership III, L.P., a Delaware limited partnership (“WRECIP III”), (xi) Westbrook Real Estate Partners Management IV, LLC, a Delaware limited liability company (“WREPM IV”), (xii) Westbrook Real Estate Fund IV, L.P., a Delaware limited partnership (“WREF IV”), (xiii) Westbrook Real Estate Co-Investment Partnership IV, L.P. (“WRECIP IV”), (xiv) Paul D. Kazilionis (“Kazilionis”), a member of WREP, and (xv) Jonathan H. Paul (“Paul”), a member of WREP. SHI, WBHI, SWBHI IV, SWBMB, WREP, WSI, WSHP, WREMP III, WREF III, WRECIP III, WREPM IV, WREF IV, WRECIP IV, Kazilionis and Paul are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b) – (c)

The state or organization for each of SHI, WBHI, SWBHI IV, SWBMB, WREP, WSI, WSHP, WREMP III, WREF III, WRECIP III, WREPM IV, WREF IV and WRECIP IV is Delaware. Both Kazilionis and Paul are citizens of the United States. The principal business address of SHI, WBHI, SWBHI IV, SWBMB, WREP, WSI, WSHP, WREMP III, WREF III, WRECIP III, WREPM IV, WREF IV and WRECIP IV, which also serves as its principal office, is located at 13155 Noel Road, Suite 700, Dallas, TX 75240. The principal business address for Kazilionis is 262 South Beach Road, Hobe Sound, FL 33455. The principal business address for Paul is 222 Berkeley Street, Suite 2250, Boston, MA 02116.

The principal business of SHI, WBHI, SWBHI IV, SWBMB, WREF III, WRECIP III, WREF IV and WRECIP IV is to make direct and indirect investments in real estate and real estate interests. The principal business of WSI is to serve as the managing member of WSHP. The principal business of WSHP is to serve as a member of SHI. The principal business of WREPM III is to serve as the general partner of WREF III and WRECIP III. The principal business of WREPM IV is to serve as the general partner of WREF IV and WRECIP IV. The principal business of WREP is to serve as the managing member of WSI, WREPM III, WREPM IV and as the managing member of other similar funds.

(d) – (e)

During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into an Amended Joint Filing Agreement, dated as of November 22, 2004, a copy of which is attached hereto as Exhibit 1.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended in its entirety as follows:

On October 26, 2004, SHI, WBHI and SWBHI IV acquired 4,516,702, 889,469 and 4,584,761 shares of Common Stock, respectively. In addition, SHI, WBHI, SWBHI IV and SWBMB acquired 8,636,329, 1,709,764, 7,831,659 and 934,804, membership units (the “SHP units”) in Sunstone Hotel Partnership, LLC (“SHP”), the operating partnership of Sunstone. These exchanges were made pursuant to the terms of the Structuring and Contribution Agreement (the “Agreement”), dated July 2, 2004, among Sunstone, SHP, SHI, SWBHI, WBHI, SWBMB and Alter SHP LLC, a Delaware limited liability company. The Agreement is incorporated herein by reference. Pursuant to the Agreement, on October 26, 2004, Sunstone exchanged the shares of Common Stock for interests in certain property-owing entities as described under the caption “Formation and Structuring Transactions” in Sunstone’s final prospectus dated October 22, 2004 (File No. 333-117141, the “Final Prospectus”).

On November 22, 2004, Sunstone purchased 3,165,000 SHP units from SHI, WBHI, SWBHI IV and SWBMB. As of that date, SHI, WBHI, SWBHI IV and SWBMB owned 1,671,985, 330,409, 1,257,439 and 439,739 SHP units, respectively.

ITEM 5. Interest in Securities of the Issuer.

(a) Percentage interest calculations for each Reporting Person are based upon Sunstone having 34,518,616 total outstanding shares of Common Stock as of the close of business on November 22, 2004, the closing date of the over-allotment of the IPO.

(b) SHI is the record owner of 4,516,702 shares of Common Stock. WBHI is the record owner of 889,469 shares of Common Stock. SWBHI IV is the record owner of 4,584,761 shares of Common Stock.

SHI is the owner of 1,671,985 SHP units. WBHI is the owner of 330,409 SHP units. SWBHI IV is the owner of 1,257,439 SHP units. SWBMB is the owner of 439,739 SHP units.

As the managing member of WSI, WREPM III and WREPM IV, WREP may be deemed to own beneficially all 9,990,932 shares of Common Stock and all 3,699,572 SHP units. As managing members of WREP, Kazilionis and Paul may be deemed to own beneficially all 9,990,932 shares of Common Stock and all 3,699,572 SHP units pursuant to Rule 13d-3 under the Act.

WSHI, WSHP, WREPM III, WREF III, WRECIP III, WREPM IV, WREF IV, WRECIP IV, Kazilionis and Paul each disclaim beneficial ownership of all 9,990,932 shares of Common Stock and all 3,699,572 SHP units.

Each of the Reporting Persons may be deemed to own beneficially 28.9% of Sunstone’s Common Stock, which percentage is calculated based upon 34,518,616 shares of Common Stock outstanding as of November 22, 2004.

(c) The Reporting Persons have not effected any transactions in Common Stock directly or indirectly during the 60 days prior to the date of this Schedule 13D.

(d) No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the 9,990,932 shares of Common Stock or the 3,699,572 SHP units or any other securities of Sunstone acquired by the Reporting Persons as described in Item 3.

(e) Not applicable.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1:	Amended Joint Filing Agreement, dated November 22, 2004 among SHI, WBHI, SWBHI IV, SWBMB, WREP, WSI, WSHP, WREMP III, WREF III, WRECIP III, WREPM IV, WREF IV, WRECIP IV, Kazilionis and Paul.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2004

Sunstone Hotel Investors, L.L.C.

By:	Westbrook SHP, LLC, Managing Member

	By:	Westbrook Sunstone Investors, LLC, Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Secretary

Westbrook Real Estate Fund III, L.P.

By:	Westbrook Real Estate Partners Management III, LLC, General Partner

	By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Managing Member

Westbrook Real Estate Co-Investment Partnership III, L.P.

By:	Westbrook Real Estate Partners Management III, LLC, General Partner

	By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Managing Member

Westbrook SHP, LLC

By:	Westbrook Sunstone Investors, LLC, Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Secretary

Westbrook Sunstone Investors, LLC

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Secretary

Westbrook Real Estate Partners Management III, LLC

By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Managing Member

Westbrook Real Estate Fund IV, L.P.

By:	Westbrook Real Estate Partners Management IV, LLC, General Partner

	By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Managing Member

Westbrook Real Estate Co-Investment Partnership IV, L.P.

By:	Westbrook Real Estate Partners Management IV, LLC, General Partner

	By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Managing Member

Westbrook Real Estate Partners Management IV, LLC

By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Managing Member

Sunstone/WB Manhattan Beach, LLC

By:	Sunstone/WB Hotel Investors, IV, LLC, Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Vice President

Sunstone/WB Hotel Investors IV, LLC

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Vice President

WB Hotel Investors, LLC

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Secretary

/s/ Paul D. Kazilionis
Paul D. Kazilionis

/s/ Jonathan H. Paul
Jonathan H. Paul

Attention: Intentional misstatements or omissions of fact

constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit 1:	Amended Joint Filing Agreement, dated November 22, 2004 among SHI, WBHI, SWBHI IV, SWBMB, WREP, WSI, WSHP, WREMP III, WREF III, WRECIP III, WREPM IV, WREF IV, WRECIP IV, Kazilionis and Paul.